Exhibit 99.1

FOR IMMEDIATE RELEASE

Village Farms International Confirms Majority Ownership Interest in Pure Sunfarms

Vancouver, BC, November 26, 2019 – Village Farms International, Inc. (“Village Farms”) (TSX:VFF; Nasdaq:VFF) today responds to inaccurate and misleading public disclosure by Emerald Health Therapeutics, Inc. (“Emerald”) and provides an update in respect of its majority ownership interest in Pure Sunfarms Corp. (“Pure Sunfarms”), as described in more detail in Village Farms’ press release dated November 19, 2019 (the “Prior VF Press Release”).

Additional Equity Contribution Accepted: Village Farms Confirms Majority Ownership Interest in Pure Sunfarms

As a result of Emerald’s failure to pay $5,940,000 to Pure Sunfarms on November 1, 2019 (the “Emerald Payment Default”), Village Farms made an additional equity contribution (the “VF Additional Equity Contribution”) and increased its ownership in Pure Sunfarms on November 19, 2019, thereby becoming the majority owner of Pure Sunfarms.

Notwithstanding the position communicated in Emerald’s press release of November 20, 2019, which appears to be based on a material misunderstanding of the relevant legal agreements, Pure Sunfarms’ management has now confirmed that the VF Additional Equity Contribution has been properly credited to Village Farms’ share capital pursuant to the terms of the Pure Sunfarms shareholders agreement (the “Shareholders Agreement”). Pure Sunfarms management has further indicated to Village Farms that its understanding of the relevant legal agreements and events that have occurred to date is consistent in all material respects with the Prior VF Press Release.

As described in the Prior VF Press Release, following the determination of the fair market value of Pure Sunfarms, pursuant to an appraisal process set forth in the Shareholders Agreement, Village Farms expects to be issued additional common shares of Pure Sunfarms, effective as of November 19, 2019. Village Farms expects that the appraisal process will be concluded in February 2020.

Cancellation of Emerald’s Escrowed Shares in Pure Sunfarms

With respect to the 5,940,000 common shares of Pure Sunfarms that were placed in escrow pending payment by Emerald of an equity contribution to Pure Sunfarms, Village Farms continues to seek the cancellation of such shares as a result of the Emerald Payment Default. Such share cancellation is expressly provided for in the applicable legal agreements. Following Emerald’s delivery of a dispute notice relating to the cancellation of the escrowed shares on November 19, 2019, Village Farms notified Emerald that it required the matter to be submitted to arbitration in accordance with the Shareholders Agreement. Assuming the arbitrator confirms that the cancellation of these shares should occur, such share cancellations will reduce Emerald’s equity ownership in Pure Sunfarms effective as of November 19, 2019.

Forward-Looking Statements

Certain statements contained in this press release constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements may relate to Village Farms’ future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving Village Farms and its equity position in Pure Sunfarms. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for Village Farms (including its equity position in Pure Sunfarms), Pure Sunfarms, the greenhouse vegetable industry or the cannabis and hemp industries are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook”, “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts.

Although the forward-looking statements contained in this press release are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results or events will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond Village Farms’ control, that may cause Village Farms’ or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in Village Farms’ filings with U.S. and Canadian securities regulators, including as detailed in Village Farms’ annual information form and management’s discussion and analysis for the year-ended December 31, 2018 and for the three and nine-month periods ended September 30, 2019.

When relying on forward-looking statements to make decisions, Village Farms cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, events, performance, achievements, prospects and opportunities. The forward-looking statements made in this press release only relate to events or information as of the date on which the statements are made in this press release. Except as required by law, Village Farms undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

About Village Farms International, Inc.

Village Farms is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. Village Farms produces and distributes fresh, premium-quality produce with consistency 365 days a year to national grocers in the U.S. and Canada from more than nine million square feet of Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario and Mexico. Village Farms is now leveraging its 30 years of experience as a vertically integrated grower for the rapidly emerging global cannabis opportunity through its majority ownership position in British Columbia-based Pure Sunfarms, one of the single largest cannabis growing operations in the world. Village Farms also intends to pursue opportunities to become a vertically integrated leader in the U.S. hemp-derived CBD market, subject to compliance with all applicable U.S. federal and state laws, Village Farms has established two joint ventures, Village Fields Hemp USA, LLC, and Arkansas Valley Green and Gold Hemp LLC, for multi-state outdoor hemp cultivation and CBD extraction and plans to pursue controlled environment hemp production at its Texas greenhouse operations, which total 5.7 million square feet of production area, subject to legalization of hemp in Texas.

Contact Information

Lawrence Chamberlain Investor Relations (416) 519-4196 lawrence.chamberlain@loderockadvisors.com